FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated November 22, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 22 November, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 22 November 2024
Unilever Investor Event

Exhibit 99

Press Office
Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY
Email: press-office.london@unilever.com    Web: www.unilever.com

Unilever Investor Event
Delivering the Growth Action Plan for consistent, higher performance

London, 22 November 2024.  Unilever is hosting an Investor Event today.  The event will focus on the progress made over the last year, and set out the company's strategic agenda under its "Growth Action Plan 2030" to deliver consistent, higher performance with market-making, unmissably superior brands.

The Investor Event will also confirm that Unilever remains on track to deliver our comprehensive €800m productivity programme and the separation of Ice Cream by the end of 2025.

Post the separation of Ice Cream, the Group will be focused on four Business Groups:
-       Beauty & Wellbeing
-       Personal Care
-       Home Care
-       Foods (formerly Nutrition)

These four Business Groups will be driven by 30 Power Brands and operate across 24 Business Group-led markets. These 24 markets represent nearly 85% of Unilever's turnover. The remaining 100+ smaller markets will be run on a 'One Unilever' basis to benefit from scale and simplicity, further enhancing our portfolio prioritisation and focus.

Growth Action Plan 2030
The Growth Action Plan 2030 builds on the foundations of the existing Growth Action Plan and will drive consistent and improved performance under three strategic pillars: Focus, Excel and Accelerate.

Under Focus, Unilever will focus on its Power Brands, and the key markets where we can drive the biggest returns. This means:
-       Doubling-down in India
-       Accelerating and internationalising Prestige and Wellbeing
-       Premiumising and accelerating the US
-       Growing select emerging market powerhouses
-       Premiumising Europe whilst protecting profitability

Under Excel, Unilever will focus on five key opportunities to drive brand growth. These are:
-       Unmissable brand superiority
-       Social-first demand creation
-       Multi-year scalable innovations
-       Premiumisation
-       Growth channels

Under Accelerate, four critical capabilities will be prioritised to enable the step-up in our performance.  These are:
-       Science & technology
-       Lean agile supply chain
-       Net productivity
-       Scaled Artificial Intelligence

Unilever's medium-term guidance remains unchanged. Post the separation of Ice Cream, we aim to deliver mid-single digit underlying sales growth, supported by underlying volume growth of at least 2%. We expect modest underlying operating margin improvement, driven by gross margin expansion through operating leverage and productivity improvements.

Our ambition is to deliver top third total shareholder return across our peer group and achieve an underlying return on invested capital in the high teens, ahead of our previous ambition of mid-teens. Our business is a strong cash generator, and we aim to sustain an average cash conversion ratio of around 100% over time. Value creation will be underpinned by disciplined capital allocation. This will include making investments to drive growth and productivity, continuing to reshape our portfolio through pruning and bolt-on acquisitions, and delivering attractive capital returns to shareholders.

Hein Schumacher, CEO of Unilever said: "Our goal is to deliver best-in-class performance with market-making, unmissably superior brands. We believe that our Growth Action Plan 2030 will help us to deliver on this ambition.

"Delighting our consumers is at the very heart of our plan. Through our company's new purpose, 'To brighten everyday life for all', we are focused on making the lives of people around the world more joyful, more convenient, more efficient and more sustainable.

"We are excited about the opportunities to drive Unilever's future growth, as we continue to progress Unilever's transformation and unlock the company's full potential. We look forward to sharing our plans with investors later today."

ENDS

Enquiries

Media:
Unilever Press Office press-office.london@unilever.com

Investors:
Investor Relations Team investor.relations@unilever.com

A live webcast of the Unilever Investor Event 2024 will be available via www.unilever.com

About Unilever
Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Foods and Ice Cream products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 128,000 employees and generated sales of €59.6 billion in 2023.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's Growth Action Plan 2030, Unilever's productivity programme and the separation of Ice Cream. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement or the Investor Event. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to successfully separate Ice Cream and realise the anticipated benefits of the separation, and Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023 available on our corporate website www.unilever.com.